

03051559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43093

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitzel Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Embassy West Drive, Suite 100
(No. and Street)

Dubuque (City) IA (State) 52002-2259 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy J. Weitzel (563) 583-6020 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Avenue, Suite 100 (Address) Dubuque (City) IA (State) 52002-2639 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Weitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitzel Financial Services, Inc., as of October 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


DENA A. ARENSDORF
Commission Number 725612
MY COMMISSION EXPIRES
11/19/03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **Exempt under 15c3-3(k)(1)**
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEITZEL FINANCIAL SERVICES, INC.
DUBUQUE, IOWA

FINANCIAL STATEMENTS
OCTOBER 31, 2003

WEITZEL FINANCIAL SERVICES, INC.

Table of Contents



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying statement of financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2003, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
November 21, 2003

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

WEITZEL FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 54,581
Commissions receivable	9,633
Prepaid taxes	1,118
Total current assets	65,332
DEFERRED INCOME TAXES	4,380
NONCURRENT ASSETS	
Equipment	71,671
Intangibles	17,000
Less accumulated depreciation and amortization	(50,513)
Net noncurrent assets	38,158
TOTAL ASSETS	$ 107,870

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Commissions payable	$ 2,755
Accrued payroll	1,171
Accrued pension expense	26,818
Total current liabilities	30,744
DEFERRED INCOME TAXES	3,675
Total liabilities	34,419
STOCKHOLDER'S EQUITY	
Common stock, $10 par value	
Authorized, 1,000,000 shares	
Issued, 2,000 shares	20,000
Retained earnings	53,451
Total stockholder's equity	73,451
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 107,870

See notes to financial statements.

WEITZEL FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED OCTOBER 31, 2003

REVENUE	
Commissions	$ 396,980
Interest income	58
Other	5
	397,043
OPERATING EXPENSES	
Wages	199,143
Commissions	117,939
Pension expense	26,961
Payroll taxes	11,735
Seminars and educational	165
Office supplies	3,270
Telephone	4,227
Utilities	1,282
Repairs and maintenance	3,074
Postage	2,347
Dues and subscriptions	71
Insurance and bonding	9,566
Licenses and fees	3,064
Advertising	3,353
Professional fees	8,087
Meals and entertainment	3
Vehicle expense	966
Rent	15,854
Property tax	3,213
Depreciation	9,190
Amortization	1,465
	424,975
LOSS BEFORE INCOME TAXES	(27,932)
INCOME TAX BENEFIT	6,290
NET LOSS	$ (21,642)

See notes to financial statements.

WEITZEL FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED OCTOBER 31, 2003

	Common Stock	Retained Earnings	Total
BALANCE - OCTOBER 31, 2002	$ 20,000	$ 75,093	$ 95,093
Net loss	-	(21,642)	(21,642)
BALANCE - OCTOBER 31, 2003	$ 20,000	$ 53,451	$ 73,451

See notes to financial statements.

WEITZEL FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2003

OPERATING ACTIVITIES	
Net loss	$ (21,642)
Charges (credits) to net loss not affecting cash	
Depreciation and amortization	10,655
Deferred income taxes	(6,002)
Changes in assets and liabilities	
Commissions receivable	(6,036)
Other receivable	1,109
NASD warrants and stock	19,500
Prepaid taxes	(206)
Commissions payable	1,804
Accrued expenses	(4,627)
Income taxes payable	(117)
NET CASH USED FOR OPERATING ACTIVITIES	(5,562)
CASH AT BEGINNING OF YEAR	60,143
CASH AT END OF YEAR	$ 54,581
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for income taxes	$ 34

See notes to financial statements.

NOTE 1 – PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company limits its activity to selling mutual funds, insurance, annuities, and variable annuities.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to make payments out directly to the fund into which the customer is investing.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. Weitzel Financial Services, Inc., operates in the northeastern Iowa, southeastern Wisconsin, and northwestern Illinois areas. Due to this, the Company's operations are dependent upon this region's economic condition.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Intangible Assets

Intangible assets are carried at cost. Amortization is computed using the straight-line method over a period of fifteen years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of equipment for financial and income tax reporting and any operating loss carryforward. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(continued on next page)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are uncollateralized obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of October 31, 2003, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net capital ratio	.92/1
Net capital	$ 33,439
Net capital requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3 – RESERVE REQUIREMENTS

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

(continued on next page)

NOTE 4 – INCOME TAXES

The net deferred tax asset (liability) consists of the following components as of October 31, 2003:

Deferred tax asset – operating loss carryforward	$	4,380
Deferred tax liability – equipment	$	(3,675)

The components giving rise to the net deferred tax asset (liability) described above have been included in the accompanying statement of financial condition as of October 31, 2003, as follows:

Noncurrent assets	$	4,380
Noncurrent liabilities		(3,675)
	$	705

The income tax benefit added to income for the year ended October 31, 2003, consists of the following:

Current benefit	$	288
Deferred tax benefit		6,002
	$	6,290

NOTE 5 – OPERATING LEASES

The Company is committed to a 60 month lease for office space, effective September 29, 2002, through September 30, 2007. The future minimum rentals due are as follows:

Year Ending October 31,		
2004	$	16,361
2005		16,933
2006		17,526
2007		18,139
	$	68,959

Total lease expense for the year ended October 31, 2003, was $15,854.

NOTE 6 – PENSION PLAN

The Company contributes up to 15% of eligible wages under a simplified employee pension plan to the individual retirement accounts of its eligible employees. The employee must be twenty-one years of age, be employed three of the last five calendar years, and earn at least $400 annually (subject to inflation). Pension expense was $26,961 for the year ended October 31, 2003.

(continued on next page)

NOTE 7 – NET OPERATING LOSS CARRYFORWARD

The Corporation has an estimated $19,515 net operating loss available to be carried forward to future periods to be applied against profits to determine taxable income for future periods. This net operating loss may be carried over to apply against taxable income of years through October 31, 2018, after which it will begin to expire.

NOTE 8 – INTANGIBLE ASSET

The company has recorded an intangible asset for a client list purchased from a former broker.

Cost of client list	$	17,000
Less accumulated amortization		(1,511)
Unamortized cost at October 31, 2003	$	15,489

Amortization expense for the year ended October 31, 2003, was $1,133.

Amortization expense for succeeding years is as follows:

Year Ending October 31,		
2004	$	1,133
2005		1,133
2006		1,133
2007		1,133
2008		1,133
Thereafter		9,824
	$	15,489

WEITZEL FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying financial statements of **Weitzel Financial Services, Inc.**, as of and for the year ended October 31, 2003, and have issued our report thereon dated November 21, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
November 21, 2003

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

WEITZEL FINANCIAL SERVICES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2003

NET CAPITAL	
Total stockholder's equity from the statement of financial condition	$ 73,451
Deductions	
Equipment	(38,158)
Commissions receivable – insurance and annuities	(31)
Prepaid and net deferred income taxes	(1,823)
Net capital before haircuts	33,439
Haircuts on marketable securities	-
Net capital	$ 33,439
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required – higher of 6 2/3% times aggregate indebtedness or $5,000	$ 5,000
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ 30,744
Ratio of aggregate indebtedness to net capital	.92/1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part IIA of Form X-17A-5, as originally filed	$ 33,439


EideBaillyLLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of **Weitzel Financial Services, Inc.**, (the Company) for the year ended October 31, 2003, we considered its internal control, including control activities for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
November 21, 2003